Exhibit 99.1

NOTE TO THE MARKET

RIGHTS OFFERING

THE PLACEMENT OF THE CAPITAL INCREASE IS SUCCESSFULLY CONCLUDED

In connection with the capital increase of up to 461,111,111,111 new common shares of Itaú Corpbanca (the “Company”), approved at an extraordinary shareholders’ meeting held by the Company on July 13, 2021, and issued and registered under N° 1/2021, of September 15, 2021, in the Securities Registry of the Chilean Commission for the Financial Market, the Company informs the following:

●	On this date, in an auction through a Subasta in the Santiago Stock Exchange, conducted by Larrain Vial S.A. Corredora de Bolsa, 5,867,763,862 common shares were allotted at a minimum Price of Ch$1.80 per share. Those shares represent the full remaining shares after the end of the Subsequent Preemptive Rights Offering (the “Segunda Vuelta”).

●	As per the above, on November 30, 2021, the aforementioned 461,111,111,111 new common shares of the capital increase have been fully placed and the Company has raised a total of Ch$830,000,000,000 (eight hundred and thirty billion pesos).

Santiago, November 30, 2021.

The press release is also available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl